

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 30, 2013

Via Email
Henry L. Guy
President and Chief Executive Officer
Modern Holdings Incorporated
89 Summit Avenue
Summit, NJ 07901

> **Re: Modern Holdings Incorporated**
> **Draft Registration Statement on Form S-1**
> **Submitted October 3, 2013**
> **CIK No. 941436**

Dear Mr. Guy:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. In your response letter and with a view to disclosure, identify the holders of the warrants that may be exercised to acquire the 7,977,254 shares of common stock. As the warrants appear to be outstanding, it appears that the offer of the underlying shares commenced prior to the filing of your registration statement. If the warrants were not issued in a registered transaction, as it appears, the underlying shares must be issued upon exercise of the warrants in reliance upon an available exemption from registration to conform with the requirements of Section 5 of the Securities Act. As applicable, identify the exemption you intend to rely upon with respect to the offer and sale of the underlying shares to the holders of the warrants and provide an analysis of the factual basis for your belief that such exemption is available.

2.   Expand appropriate sections of your document to describe the transactions through which Great Universal LLC became the obligor under warrants that were issued by its predecessors. In doing so, please disclose:

   * Who granted the original warrants and the terms there of;
   * How the obligations under the warrants were transferred to Great Universal; and
   * The events that led to Modern Holdings' agreement to register the shares underlying the warrants.

3.   In addition to your current disclosure on your status "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please state your election under Section 107(b) of the JOBS Act:

   * If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

   * If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

4.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

5.   Please provide the disclosure required by Item 502(b) of Regulation S-K.

Prospectus Cover Page

6.   Expand the first paragraph to more precisely describe the transaction that is being registered. If the transaction to be registered is the resale of shares by holders of outstanding warrants upon exercise of those warrants, please clearly state this and include a cross-reference to the page of your filing where you identify the holders of the warrants who will be the selling shareholders. All information required by Item 507 of Regulation S-K with respect such selling shareholders should be provided in the cross-referenced disclosure.

7.   Schedule A, paragraph 16 of the Securities Act and Item 501(b)(3) of Regulation S-K
        require that you disclose the price at which the securities will be sold. In order to
        comport with these requirements, the shares must be offered at a fixed price, or a price
        range under Rule 430A, until such time as the shares are quoted on a national securities
        exchange or on the OTC Bulletin Board, if ever. Please revise.

Prospectus Summary, page 1

8.   Consider providing summary financial information to inform investors of your recent
        declines in revenues, losses from operations, and your financial condition. Additionally,
        given your recurring losses from operations and net losses in recent periods, please revise
        references to your "profitability," "profits," and the like throughout the filing, such as at
        page 7, 9, and elsewhere.

Warrants, page 1

9.   Revise the references to the registration of shares of common stock underlying the
        warrants so that the text is consistent with the fact that offers and sales of securities, not
        the securities themselves, are registered under the Securities Act.

10.   Please revise the final sentence of this paragraph to inform holders that, as a Section
        15(d) reporting company, you will be subject to the periodic reporting requirements of
        Section 13(a) of the Exchange Act but not to a variety of rules and regulations as
        discussed in the risk factor on page 5.

Risk Factors

"We intend to deregister . . . ," page 5

11.   We note your disclosure that you intend to deregister and terminate your reporting
        obligations "when as permitted under the Exchange Act." Please revise this risk factor to
        describe the circumstances in which your periodic reporting obligations may be
        suspended. As your reporting obligations will be under Section 15(d) of the Exchange
        Act, please be advised that those obligations will not be terminated but suspended in
        some instances. Please revise accordingly.

"Consistency in our revenues from period to period . . . ," page 7

12.   You state that your profitability may be negatively impacted if you are unable to modify
        your pricing models to meet customer demands, based on shits in your mix of offerings,
        or if the profitability or prospects of your customers declines. It appears that you should
        be focusing your disclosure in this risk factor, and in other risk factors that discuss a
        possible decline in profitability, on the fact that you have experienced significant revenue

declines in most of your segments in recent periods. Please revise this risk factor, and others as appropriate, to alert investors to the actual adverse developments you have experienced, the impact these developments have had, and any resultant and continued risks.

"Our independent registered public accountants have identified several material weaknesses . . . ," page 12

13.   Please revise your risk factor to disclose briefly the measures you are undertaking to address the identified material weaknesses and significant deficiencies, the timetable for remediation, and whether there are any associated material costs. Include a full discussion of these matters in an appropriate section of the body of the prospectus, such as Management's Discussion and Analysis.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Performance Indicators, page 17

14.   We note your discussion in this section of certain key metrics management uses in analyzing your business performance. Please update your disclosure to quantify these metrics for recent periods, or tell us why you believe this information would not be material to investors. We refer you to Refer to Item 303(a)(3)(i) and (ii) of Regulation S-K and Section III.B of SEC Release No. 33-8350.

Liquidity and Capital Resources

Debt, page 25

15.   We note that current debt maturities and contractual obligations due in 2013 significantly exceed your cash and cash equivalents and that during the prior two fiscal years and the six months ended June 30, 2013 you have generated negative net cash flows from operations. Please revise to discuss in greater detail how you intend to meet these obligations due in 2013.

Directors and Executive Officers, page 31

16.   For each director, on an individual basis, discuss the specific experience, qualifications, attributes, or skills that led the board to conclude that such person should serve as a director. See Item 401(e)(1) of Regulation S-K and for guidance, refer to Question 116.05 of the Division of Corporation Finance's Compliance and Disclosure Interpretations of Regulation S-K.

17.   Please revise Mr. Osterdahl's biographical disclosure to specifically state his principal occupations and employment during the past five years, including the time frames he served in each of those positions. We refer you to Item 401(e)(1) of Regulation S-K.

18.   Please update your disclosure in this section to provide the information on director independence required by Item 407(a) of Regulation S-K.

19.   Please advise whether any of your officers or directors served on the board of Kodi Klip LLC from June 2010 through the company's filing for bankruptcy in June 2012.

Certain Relationships and Related Person Transactions, page 34

20.   Please revise your disclosure to include a materially complete description of any contractual arrangement with Tele2 AB or Millicom, including a discussion of the manner in which pricing is set under such arrangements. In doing so, please also state your assessment of how the prices charged compared to the prices charged to unrelated parties for similar goods and services. Additionally, please file any such agreements as exhibits, or tell us why you are not required to do so. See Item 601(b)(10) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 38

21.   Footnotes 2 and 7 contain disclaimers of beneficial ownership. Beneficial ownership disclosure in this table is based on voting and/or investment power, not pecuniary interest. See Instruction 2 to Item 403 of Regulation S-K and Exchange Act Rule 13d-3. To the extent that you retain these disclaimers, please provide us with a legal analysis supporting your belief that beneficial ownership disclaimers are proper outside of filings on Schedules 13D and 13G, and disclose who has voting and/or investment power over the disclaimed shares. For guidance, refer to Section III.A.4 of SEC Release No. 33-5808.

22.   In footnote 2, please disclose the names of the other two members of Brookstone Partners LLC who share voting, investment, and dispositive power with Messrs. Guy and Stenbeck.

Where You Can Find More Information, page 42

23.   You indicate that statements in the prospectus "concerning the contents of any contract or any other document are not necessarily complete" and also indicate that "[e]ach statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit." Please delete the phrase "in all respects."   Ensure that descriptions of contracts and other documents in the prospectus satisfy applicable disclosure requirements.

Financial Statements of Modern Holdings Incorporated and Subsidiaries

General

24.   Update the financial statements pursuant to Rule 8-03 of Regulation S-X.

Balance Sheets

25.   Based on your disclosure on page F-10, revise to characterize the "Available-for-sale investments" line item as related party. Further, please clarify how the unrealized gain of $717,238 was recorded. In this regard, the accumulated other comprehensive income column differs from the amounts shown in Note 2 on page F-14.

26.   Please explain the reason for cash prepayments of income taxes totaling $948,452 as of December 31, 2012 and where the prepayments are reflected in your income tax footnote disclosures.

Consolidated Statements of Operations and Comprehensive Loss

Costs and Expenses, page F-5

27.   Revise to disaggregate the "cost of sales and services" line item in order to separately disclose amounts associated with the related party revenue presented in the line items above.

Notes to Consolidated Financial Statements, December 31, 2012 and 2011

Note 10–Income Taxes, page F-29

28.   Tell us how your accounting for unrecognized tax benefits complies with ASC 740-10-30-7.

Notes to Condensed Consolidated Financial Statements, June 30, 2013, page F-39

29.   Revise all headings in this section to clearly state that the interim financial statements are unaudited.

Exhibits

30.   Please file as an exhibit the warrant agreement or other underlying agreement(s) whereby Great Universal has the obligation to deliver shares of Modern Holdings upon exercise of the warrants.

31.   Please file as an exhibit the agreement that memorializes Modern Holdings' obligation to register the shares underlying the warrants.

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

        Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

        You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Luna Bloom, Staff Attorney, at (202) 551-3194 with any other questions. Should you require further assistance, you may contact the undersigned at (202) 551-3462.

                                                Sincerely,

                                                /s/ Mark P. Shuman

                                                Mark P. Shuman
                                                Branch Chief – Legal

cc: Via E-Mail
        James T. Seery, Esq.
        LeClairRyan, A Professional Corporation